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                                                               Exhibit (d)(5)


BERTUCCI'S INC. ENTERS INTO MERGER AGREEMENT


    WAKEFIELD, Mass.--Feb. 13, 1998--Bertucci's, Inc. (NASDAQ:BERT) announced today that the company has entered into a definitive merger agreement with a group led by Bertucci's Founder, President, and Chief Executive Officer, Joseph Crugnale. Pursuant to the transaction, the group will acquire all of the outstanding shares of Bertucci's common stock (other than stock currently owned by Mr. Crugnale) for a purchase price of $8.00 per share in cash, a premium of approximately 30% over the current stock price. The company said the group has obtained financing commitments from BancBoston Securities Inc., BankBoston, N.A. and Fleet National Bank to finance the acquisition.

    The company formed a Special Committee of independent directors to evaluate and consider the offer. The Special Committee engaged NationsBanc Montgomery Securities LLC as its financial advisor in connection with the transaction. The proposed merger is subject to approval by the stockholders of Berutcci's and other necessary regulatory authorities and customary closing conditions.

    In making the announcement, the Special Committee stated that the transaction provides an opportunity to enhance shareholder value without disruption to Bertucci's operations, especially with Joey Crugnale's continued interest in and commitment to the company. In announcing the proposed merger, Mr. Crugnale stated, "We are pleased that the proposed merger will afford our stockholders an opportunity to realize a substantial premium over the current price." Mr. Crugnale also informed the Special Committee that he has no current intention to sell his interest in the company.

    Under separate cover today, Bertucci's also announced its results of operations for the fourth quarter and full fiscal year ended December 27, 1997.

    Bertucci's, Inc. operates a chain of 85 full-service casual dining Italian restaurants under the name "Bertucci's Brick-Oven Pizzeria" featuring original gourmet pizza, prepared in brick ovens, and other high-quality Italian food.


    CONTACT: Bertucci's Inc.
             Norman S. Mallett, 781/246-6700